McDermott	www.mcdermott.com

McDermott International, Inc. 757 N. Eldridge Pkwy. Houston, Texas 77079 Tel. (281) 870-5000

November 2, 2016

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	McDermott International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 22, 2016

Form 8-K dated February 18, 2016

Filed February 22, 2016

Form 8-K dated July 26, 2016

Filed July 26, 2016

File No. 001-08430

Dear Mr. O’Brien:

Set forth below are responses from McDermott International, Inc. (“MDR,” “we” or “us”) to the comments of the staff of the United States Securities and Exchange Commission, dated October 6, 2016, concerning MDR’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Current Reports on Form 8-K referenced above.

For convenience of reference, we are repeating each comment prior to providing our response. Each comment is set forth in bold-face-type.

Form 10-K for the period ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Comment 1

We note your response to our comment number 1 from our letter dated August 30, 2016. Specifically, we note your proposed disclosure indicates that for the years ended December 31, 2015 and 2014 your effective tax rate for non-US operations was 34% and (140%), respectively. In light of your effective tax rate reconciliation in Footnote 14, which indicates that your Non-Panama operations impacted your effective tax rate for the fiscal year ended December 31, 2015 by 56% and for the fiscal year ended December 31, 2014 by 4%, please reconcile the material differences impacting your effective tax rate for non US operations and that of your Non-Panama operations. If not apparent from this reconciliation, please explain how the United States effective tax rates are reflected in your effective tax rate reconciliation. Please ensure your intended disclosures clearly outline the factors that are materially driving the impact of your Non-Panama operations on your effective income tax rate in your MD&A. Please refer to Item 303(a) (3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

Response 1

In response to the Staff’s request to reconcile material differences impacting our effective tax rate for non U.S. operations and our Non-Panamanian operations or if not apparent from this reconciliation to explain how U.S. tax rates are reflected in our effective tax rate reconciliation in Note 14, we confirm: 1) U.S. operations are reflected under the caption Non-Panamanian operations, and 2) there was no significant benefit recognized in the 2015 or 2014 effective tax rates associated with income from U.S. operations. To address the Staff’s comment regarding our MD&A disclosures, in our prior response we offered to provide expanded disclosure in future filings related to the effective tax rate associated with our non-U.S. Operations, which would have been calculated as the associated tax

Mr. Terrence O’Brien

November 2, 2016

provision for non-U.S. operations as a percentage of the income from such non-U.S. operations for the period as disclosed in the geographic sources of income table in Note 14. To clarify and revise our prior response, we note that, in Note 14, the reconciliation of the Panamanian statutory rate to the effective tax rates for 2015 and 2014 included a line item entitled “Other,” which include the effect of taxes accrued on unremitted earnings from Non-U.S. and Non-Panamanian operations. In our MD&A, we made a broad reference to “The increase in our provision for income taxes primarily driven by increased profits… (primarily Saudi Arabia and Australia).” This statement was intended to apply to the rate effects for the line items titled: 1) Non-Panamanian Operations, and 2) Other, in the rate reconciliation table. In future filings, we will more clearly outline the factors that are materially driving the impact of our Non-Panamanian operations on our effective tax rate in our MD&A, without reference to “non-U.S. operations” (unless our U.S. operations are a material component of the rate reconciliation).

Note 2- Revenue Recognition – Loss Recognition, page 63

Comment 2

We note your response to comment number 4 from our letter dated August 30, 2016. To the extent any material losses on uncompleted contracts materially impacted your results of operations, please confirm that you will expand your disclosure within MD&A to provide sufficient detail and quantification of such loss to allow an investor to fully understand the impact such losses had on your results of operations for each of the periods presented. Please refer to Item 303(a) (3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

Response 2

We confirm that, in our future filings, we will disclose in sufficient detail within MD&A any material losses on uncompleted contracts that materially impact our operating results for any of the periods presented, and we will quantify any such losses.

Form 8-K filed on February 22, 2016

Exhibit 99.1

Reconciliation of GAAP to Non-GAAP Measures

Comment 3

We note your response to comment number 5 from our letter dated August 30, 2016. Please clarify whether the $22 million of actuarial loss on plan assets as of December 31, 2015 is intended to represent the actual return of plan assets as of December 31, 2015. Please ensure your intended disclosures include the amount of your actual return on plan assets in order for an investor to fully understand the context of the adjustments being made in order to arrive at the Non-GAAP measure.

Response 3

We confirm the $22 million of actuarial loss on plan assets as of December 31, 2015 represents actual loss on plan assets as of December 31, 2015. In our future filings that include non-GAAP financial measures that reflect non-cash actuarial gain or loss on benefit plans, we will disclose the amount of actual gain or loss on plan assets as requested by the Staff.

Mr. Terrence O’Brien

November 2, 2016

Please call Ted W. Paris of Baker Botts L.L.P. at (713) 229-1838, if you have any questions regarding this submission.

/s/ Stuart Spence
Stuart Spence Executive Vice President and Chief Financial Officer

cc:	Ameen Hamady (Staff)

Jeanne Baker (Staff)

Kathryn McHale (Staff)

Jay Ingram (Staff)

Terrence O’Brien (Accounting Branch Chief)

William H. Schumann, III (Audit Committee Chair)

Liane K. Hinrichs (Senior Vice President, General Counsel and Corporate Secretary)

Deloitte & Touche LLP